OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

14052H100

(Cusip Number)

Stanley M. Stevens
Executive Vice President, Chief Legal Counsel and Secretary
Equity Office Properties Trust
Two North Riverside Plaza, Suite 2100
Chicago, Illinois 60606
(312) 466-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14052H100			Page 2 of 10

1.	Name of Reporting Person: Equity Office Properties Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,424,474 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,424,474 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,424,474 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%(1)(2)(3)

14.	Type of Reporting Person (See Instructions): OO

(1)	Consists of 1,424,474 shares of Common Stock which EOP Operating Limited Partnership currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4. Equity Office Properties Trust is the general partner of EOP Operating Limited Partnership.

(2)	Assuming issuance of an additional 1,424,474 shares upon conversion by EOP Operating Limited Partnership of the convertible securities held by it.

(3)	Based upon 7,946,882 shares outstanding, as reported in Capital Trust, Inc.’s Form 10-Q for the quarter ended March 31, 2004.

CUSIP No. 14052H100			Page 3 of 10

1.	Name of Reporting Person: EOP Operating Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,424,474 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,424,474 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,424,474 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%(1)(2)(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Consists of 1,424,474 shares of Common Stock which EOP Operating Limited Partnership currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4.

(2)	Assuming issuance of an additional 1,424,474 shares upon conversion by EOP Operating Limited Partnership of the convertible securities held by it.

(3)	Based upon 7,946,882 shares outstanding, as reported in Capital Trust, Inc.’s Form 10-Q for the quarter ended March 31, 2004.

CUSIP No. 14052H100	Page 4 of 10

AMENDMENT NO. 3 TO SCHEDULE 13D
RELATING TO THE CLASS A COMMON STOCK
OF CAPITAL TRUST, INC.

     EOP Operating Limited Partnership (“EOP Partnership”) hereby amends its Statement on Schedule 13D filed with respect to the Class A Common Stock, par value $.01 per share (the “Common Stock”) of Capital Trust, Inc., a Maryland corporation (the “Issuer”). This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) should be read together with the Statement on Schedule 13D of EOP Partnership filed with respect to the common shares of Capital Trust (the “Predecessor”) filed on August 6, 1998, as amended by Amendment No. 1 to Schedule 13D of EOP Partnership filed with respect to the common shares of the Predecessor on August 28, 1998 and by Amendment No. 2 to Schedule 13D of EOP Partnership filed with respect to the Common Stock of the Issuer on June 13, 2000 (as so amended, the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

     Appendix A to the Schedule 13D is amended and restated in its entirety as attached hereto.

     (a-c) and (f). This Statement is being filed by EOP Partnership. The general partner of EOP Partnership is Equity Office Properties Trust, a Maryland real estate investment trust (the “Trust”). As the general partner of EOP Partnership, the Trust may be deemed the indirect beneficial owner of shares of Common Stock of the Issuer beneficially owned by EOP Partnership. Additional information concerning the Trust is set forth in Appendix A hereto.

     The Trust is a fully integrated, self-administered and self-managed equity real estate investment trust. The Trust owns substantially all of its assets and conducts substantially all of its operations through EOP Partnership and subsidiary entities. The business address of each of EOP Partnership and the Trust is Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606.

     (d) and (e). Neither EOP Partnership nor the Trust, and to the best knowledge of EOP Partnership and the Trust none of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Unless otherwise noted, all of the persons listed in Appendix A are citizens of the United States of America.

CUSIP No. 14052H100	Page 5 of 10

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented by adding the following paragraphs at the end thereof:

     On September 30, 2002, CT Trust redeemed in full EOP Partnership’s $20,086,000 liquidation amount of New Preferred Securities that were not convertible into Common Stock of the Issuer.

     Pursuant to the Registration Rights Agreement between the Issuer and each Investor, EOP Partnership exercised its “piggyback” registration rights with respect to the 1,424,474 shares of Common Stock of the Issuer into which the Convertible Amount of the New Preferred Securities is currently convertible, and the Issuer filed a registration statement with respect to such shares with the Securities and Exchange Commission on March 7, 2003. Under the registration statement, EOP Partnership may sell any shares of Common Stock obtained by it upon conversion of the Convertible Amount of the New Preferred Securities from time to time by a variety of methods including (a) in privately negotiated transactions, (b) through broker-dealers, who may act as agents or principals, (c) in a block trade in which a broker-dealer will attempt to sell a block of shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (d) through one or more underwriters on a firm commitment or best-efforts basis, (e) directly to one or more purchasers, (f) through agents, (g) in securities exchange or quotation system sales that comply with the rules of the exchange or quotation system, (h) through the writing of options relating to such shares or (i) any combination of the above. To date, no shares have been sold by EOP Partnership pursuant to the Registration Rights Agreement.

     On April 27, 2004, the Issuer agreed to provide to EOP Partnership all of the rights that Stichting Pensioenfonds ABP (“ABP”) has under that certain registration rights agreement, dated as of February 7, 2003, by and between the Issuer and ABP (the “ABP Registration Rights Agreement”), as a “Holder” as defined therein. As a result, the Issuer has agreed to maintain the effectiveness of, and EOP Partnership’s ability to use, the registration statement filed pursuant to the ABP Registration Rights Agreement, subject to all the terms and conditions of, and EOP Partnership’s compliance with all the obligations of a Holder under, the ABP Registration Rights Agreement.

     In exchange for the Issuer’s agreement to provide to EOP Partnership the foregoing registration rights under the ABP Registration Rights Agreement, EOP Partnership, effective April 27, 2004, permanently and irrevocably waived its rights under and released the Issuer from all obligations and liabilities existing and/or arising, directly or indirectly, out of Section 5.2(a) of the Modification Agreement, which provides that the number of seats on the board of directors of the Issuer would not be decreased without the prior written consent of EOP Partnership.

     On April 27, 2004, pursuant to Sections 5.2(a) and 6.2 of the Modification Agreement, the Issuer provided written notice that, effective upon the conclusion of the Issuer’s 2004 annual meeting of shareholders scheduled for June 17, 2004, the Issuer intends to reduce the number of directors comprising its board of directors from eleven to nine.

     EOP Partnership acquired the New Preferred Securities, any Convertible Debentures issued with respect thereto, and any Common Stock acquired upon the conversion of Convertible Debentures and the Convertible Amount of New Preferred Securities, as an investment. EOP Partnership intends to continue to review its investment in the New Preferred Securities and, from time to time depending upon certain factors, may determine to acquire through conversion of the New Preferred Securities, open market purchases or

CUSIP No. 14052H100	Page 6 of 10

otherwise, Common Stock of the Issuer, or may determine to sell the New Preferred Securities or Common Stock. In that regard and as noted above, EOP Partnership exercised its “piggyback” registration rights with respect to the 1,424,474 shares of Common Stock of the Issuer into which the Convertible Amount of the New Preferred Securities is currently convertible, and the Issuer filed a registration statement with respect to such shares with the Securities and Exchange Commission on March 7, 2003.

     (a) –(c), (e) and (f) Except as disclosed herein, neither EOP Partnership nor the Trust, and to the best knowledge of EOP Partnership and the Trust none of the persons listed in Appendix A hereto, has any plans or proposals of the types referred to in clauses (a) through (j), but excluding (d) as discussed below, of Item 4 of Schedule 13D.

     (d) Samuel Zell, Chairman of the Board and a trustee of the Trust, serves as Chairman of the Board of the Issuer. Thomas Dobrowski, a trustee of the Trust, also serves of the Board of Directors of the Issuer. Sheli Rosenberg, another trustee of the Trust, resigned as a member of the Board of Directors of the Issuer effective as of April, 2004.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended to read as set forth below:

     (a) and (b) As of the date hereof, EOP Partnership beneficially owns 1,424,474 shares of Common Stock of the Issuer, which EOP Partnership currently has the right to acquire upon conversion of the New Preferred Securities held by it. Such shares represent approximately 15.2% of the issued and outstanding shares of Common Stock of the Issuer after giving effect to the conversion of the New Preferred Securities held by EOP Partnership.

     To the best knowledge of EOP Partnership and the Trust, none of the persons listed on Appendix A hereto beneficially owns any Common Stock, except as described below

     Mr. Zell beneficially owns a total of 62,329 shares of Common Stock, of which 58,329 shares are beneficially owned directly and 4,000 shares are beneficially owned indirectly. Ms. Rosenberg beneficially owns a total of 152,381 shares of Common Stock, all of which are beneficially owned directly.

     (c) During the 60 days preceding the filing of this Amendment No. 3 to Schedule 13D, no transactions in the Common Stock were effected by EOP Partnership, the Trust, or to the best knowledge of EOP Partnership and the Trust by any of the persons listed in Appendix A hereto, except as indicated below.

     On April 15, 2004, Ms. Rosenberg acquired 244 dividend equivalent shares of Common Stock.

     (d) No person other than EOP Partnership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owed by EOP Partnership. To the best knowledge of EOP Partnership and the Trust, no person other than the persons listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owed by such persons.

     (e) Not applicable.

CUSIP No. 14052H100	Page 7 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except for matters described in the Schedule 13D, EOP Partnership and the Trust, and to the best knowledge of EOP Partnership and the Trust, the persons listed in Appendix A hereto, have no other contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

     The following additional exhibits are filed herewith:

Exhibit 7 —	Modification Agreement Waiver/Grant of Rights under ABP Registration Rights Agreement dated April 27, 2004
Exhibit 8 —	APB Registration Rights Agreement (filed as Exhibit 10.23 to Capital Trust, Inc.’s Annual Report on Form 10-K (File No. 1-14788) filed on March 28, 2003 and incorporated herein by reference)

APPENDIX A

     Set forth below is information concerning the executive officers and trustees of the Trust. Such information includes the position held at the Trust and the present principal occupation or employment, of other than that held at the Trust, of the executive officers and trustees of the trust. Unless otherwise indicated, the principal business address of each of the executive officers and trustees set forth below is Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606..

     Richard D. Kincaid is a trustee and President and Chief Executive Officer of Trust.

     Peyton H. Owen, Jr. is Executive Vice President and Chief Operating Officer of the Trust.

     Jeffrey L. Johnson is Executive Vice President and Chief Investment Officer of the Trust.

     Marsha C. Williams is Executive Vice President and Chief Financial Officer of the Trust.

     Lawrence J. Krema is Executive Vice President – Human Resources and Communications of the Trust.

     Stanley M. Stevens is Executive Vice President, Chief Legal Counsel and Secretary of the Trust.

     Samuel Zell is Chairman of the Board and a trustee of the Trust. Mr. Zell is Chairman of Equity Group Investments, L.L.C. a private investment company. Mr. Zell’s principal business address is c/o Equity Group Investment, L.L.C., Two N. Riverside Plaza, Chicago, IL 60606.

     Thomas E. Dobrowski is a trustee of the Trust. Mr. Dobrowski is the managing director of real estate and alternative investments of General Motors Asset Management, an investment advisor to several pension funds, including those of General Motors Corporation, its subsidiaries and affiliates. Mr. Dobrowski’s principal business address is c/o General Motors Asset Management, 767 Fifth Avenue, 16th Floor, New York, NY 10153.

     William M. Goodyear is a trustee of the Trust. Mr. Goodyear is chairman of the board and chief executive officer of Navigant Consulting, Inc., a management consulting company specializing in the energy and financial claims sectors. Mr. Goodyear’s principal business address is c/o Navigant Consulting, Inc., 615 N. Wabash Avenue, Chicago, IL 60611.

CUSIP No. 14052H100	Page 8 of 10

     James D. Harper, Jr. is a trustee of the Trust. Mr. Harper is president of J.D.H. Realty Co., a real estate development and investment company. Mr. Harper’s principal business address is c/o J.D.H. Realty Co., 8603 S. Dixie Highway, Suite 205, Miami, FL 33143.

     David K. McKown is a trustee of the Trust. Mr. McKown is a senior advisor to Eaton Vance Management, an investment fund manager. Mr. McKown’s principal business address is c/o Eaton Vance Management, 255 State Street, 6th Floor, Boston, MA 02110.

     Sheli Z. Rosenberg is a trustee of the Trust. Ms. Rosenberg is an Adjunct Professor at Northwestern University’s J. L. Kellogg Graduate School of Business. Ms. Rosenberg’s principal business address is 737 N. Michigan Avenue, #1405, Chicago, IL 60611.

     Edwin N. Sidman is a trustee of the Trust. Mr. Sidman is chairman of the board of The Beacon Companies, a private company involved in real estate investment, development and management. Mr. Sidman’s principal business address is c/o The Beacon Companies, 150 Federal Street, Boston, MA 02110.

     Jan H.W.R.. van der Vlist is a trustee of the Trust. Mr. van der Vlist is director of structured investments of Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen, a Dutch pension fund. Mr. van der Vlist’s principal business address is c/o PGGM Property Investments, Utrechtseweg 44, 3704 HD Zeist, The Netherlands. He is a citizen of The Netherlands.

CUSIP No. 14052H100	Page 9 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2004	EOP OPERATING LIMITED PARTNERSHIP
	By:	Equity Office Properties Trust, its general Partner

	By:	/s/ Stanley M. Stevens
Stanley M. Stevens
Executive Vice President, Chief Legal
Counsel and Secretary

Date: June 24, 2004	EQUITY OFFICE PROPERTIES TRUST

	By:	/s/ Stanley M. Stevens
Stanley M. Stevens
Executive Vice President, Chief Legal
Counsel and Secretary

CUSIP No. 14052H100	Page 10 of 10

EXHIBIT INDEX

Exhibit 7 —	Modification Agreement Waiver/Grant of Rights under ABP Registration Rights Agreement dated April 27, 2004

Exhibit 8 —	APB Registration Rights Agreement (filed as Exhibit 10.23 to Capital Trust, Inc.’s Annual Report on Form 10-K (File No. 1-14788) filed on March 28, 2003 and incorporated herein by reference)